Exhibit 99.3

Seabridge Gold Inc.

Report to Shareholders

Quarter Ended September 30, 2019

Recent Highlights

•	Drill program commences at Snowstorm, Nevada project
•	New gold-copper porphyry target identified at Iskut
•	Drill program at KSM targets high-grade gold occurrences near Sulphurets deposit
•	Acquisition completed of nearby Goldstorm Project in northern Nevada

Maiden Snowstorm drill program designed to vector towards Getchell style gold occurrences

During the quarter, Seabridge initiated its first drill program at its 100%-owned Snowstorm Project in Northern Nevada. The program is expected to be completed in late November and is expected to provide enough information to refine targeting for subsequent exploration, including further geophysical surveys and drilling.

Targeting concepts are based on analogy to the Turquoise Ridge/Twin Creeks type of high-grade gold systems along the continuation of the Getchell Trend under thin volcanic rock cover. Twin Creeks and Turquoise Ridge are respectively located about 6 and 15 kilometers southwest of Snowstorm (see map below) with Turquoise Ridge reporting remaining reserves of 9.1 million ounces grading 13.0 g/T gold and Twin Creeks 3.2 million ounces grading 1.9 g/T gold.

Prior to the commencement of drilling, Seabridge’s exploration team systematically employed multiple disciplines to confirm many of the identifying features required for the emplacement of a Getchell-style gold deposit. Our goal in the current drill program is to generate sufficient drill data that will enable us to vector towards a significant discovery in subsequent programs. Seabridge’s exploration team remains confident the stratigraphic setting is right and we can observe the effects of hydrothermal fluids consistent with Getchell-style gold deposits.

During the 3rd quarter, Seabridge also completed the purchase of the Goldstorm Project in northern Nevada from Mountain View Gold Corp. for 25,000 Seabridge common shares. The Goldstorm property consists of 134 mining claims and 1,160 leased acres (totaling approximately 3,900 acres or 15.9km2) located about 3 km to the east of Seabridge’s Snowstorm Property. Goldstorm is in the Northern Nevada Rift (NNR), a geologic feature hosting many high grade gold-silver mines including Midas, Hollister and Fire Creek.

New gold-copper porphyry target at Iskut to be drilled in 2020

The 2019 geophysical surveys, geochemical sampling and detailed mapping programs have now been completed at Seabridge’s 100%-owned Iskut Project in northwestern British Columbia. This work has identified a large intrusive system at relatively shallow depth that is likely responsible for the Quartz Rise Lithocap and elevated gold and copper concentrations within a geological environment remarkably similar to Seabridge’s nearby KSM Project.

106 Front Street East, Suite 400, Toronto, OntarioM5A 1E1, Canada

Telephone: (416) 367-9292       Facsimile: (416) 367-2711       www.seabridgegold.net

This year’s objective was to define the geophysical limits and assess the geochemical and geological expression of a possible porphyry intrusive system which would account for the mineralization found at Quartz Rise. This work included 1.4 square kilometers of 3D IP surveys, 260-line kilometers of high resolution magnetic surveys and 184 surface geochemical samples.

Previous drilling at the Quartz Rise Lithocap focused on testing for high-grade epithermal precious metal occurrences associated with the uppermost portion of a porphyry mineral system. Results determined that the Quartz Rise Lithocap had been substantially eroded. However, a hydrothermal breccia (diatreme) discovered in 2018 was found to contain clasts of porphyry-style vein fragments which confirmed an underlying porphyry source for the lithocap. This breccia feature is enclosed by an Induced Polarization (“IP”) chargeability anomaly coincident with a magnetic high, a porphyry geophysical signature.

Detailed work on the surface expression of the diatreme found that it plunges to the south toward the highest intensity chargeability anomaly and geochemical signature. The geophysical footprint was therefore expanded to the south and southwest into an area where glacial erosion had exposed the system vertically to a depth of over 800 meters. Surface mapping and sampling of this vertical exposure found extensive gold and copper anomalies within favorable thermally altered wall rock. Several intrusions have been identified in association with this diatreme and these features have been dated to about 186 million years, the same age as our KSM deposits.

Iskut was acquired in 2016 primarily due to the indirect evidence of a large porphyry system which looked to be similar in age and geology to KSM located 30 kilometers to the east. We have now vectored to the location of a large porphyry target, confirmed the presence of gold and copper, established its age and determined that it is within reach of surface drilling.

An aggressive drill program is now being planned for 2020.

2019 KSM drill program at Sulphurest focused on near surface, high grade gold

In late August, Seabridge commenced a 4,000 meter drill program at KSM designed to off-set and extend high-grade gold intersections discovered in previous drilling. The original plans for this year at KSM were focused on completing geophysical surveys to help refine the limits of the existing four porphyry deposits and look for a fifth. A concept to expand the 1500 g/t gold intersection drilled in 2018 grew out of these surveys with the decision to implement the program immediately. This new target is within the proposed Sulphurets pit plan, so if the program is successful, Seabridge should be able to convert in-pit waste blocks to new resources.

During 2018, waste characterization and geotechnical drilling of the proposed Sulphurets pit encountered high grade gold intersections in the following holes:

•	S-18-81: from 69.0 to 71.0 meters, 2.0 meters of 1580.0 g/t Au (>50 oz/tonne) and 209.0 g/t Ag
•	S-18-82: from 21.0 to 33.2 meters, 12.2 meters of 5.8 g/t Au and 7.2 g/t Ag as well as from 112.0 to 116.0 meters, 4.0 meters of 18.5 g/t Au and 30.6 g/t Ag
•	S-18-83: from 117.0 to 119.0 meters, 2.0 meters of 4.4 g/t Au and 3.0 g/t Ag

After reviewing the above results, additional shallow intersections were identified from previous drill campaigns in the same area, including:

•	S-11-70: from 151.2 to 153.5 meters, 2.3 meters of 19.6 g/t Au and 5.8 g/t Ag.
•	MC-05-03: from 120.0 to 122.0 meters, 2.0 meters of 9.2 g/t Au and 7.5 g/t Ag.

These intersections are clustered within a newly identified northeast to southwest trending structure having at least 800 meters of strike length. The true width of this zone has not been fully assessed; the 2019 drill program is required to confirm mineralized widths. High-grade gold in these intersections is associated with veins that contain chlorite, biotite and abundant pyrite and visible gold. An IP survey conducted over this area has confirmed the structural trend while interpretation of the data continues. Expectations are that this epithermal-style structure consists of anastomosing veins with abundant pyrite and localized zones of high-grade gold. Successful delineation of this target would have a positive impact on the Sulphurets resource since the pit block model currently classifies this area as waste.

S-10-33: 4.76g/T Au / 2.6m
2016 PFS pit limits
S-18-82: 5.83g/T Au / 12.2m
and 18.54g/T Au / 4m
2019 Drill Holes
S-11-68: 3.40g/T Au / 4m
S-11-70: 19.6g/T Au / 2.6m
MC-05-03: 9.15g/T Au / 2m
S-18-81: 1580g/T Au, 0.02% Cu / 2m
S-11-35: 4.60g/T Au / 2m
S-14-78: 0.78g/T Au, 0.08% Cu / 26.4m
S-18-83: 4.38g/T Au / 2m
STF
Upper plate
Lower plate
Sulphurets
2016 Model
1200m Level
NSR $
>75
50 - 75
25 - 50
16 - 25
Sulphurets Upper Plate
ddh intercepts
1000m
KSM PROJECT
2019 Sulphurets
Upper Plate DDH Plan

Financial Results

During the three-month period ended September 30, 2019 Seabridge posted a net loss of $2.5 million ($0.04 per share) compared to a loss of $2.8 million ($0.05 per share) for the same period last year. During the 3rd quarter, Seabridge invested $10.8 million in mineral interests, compared to $17.2 million during the same period last year. At September 30, 2019, net working capital was $19.1 million compared to $18.0 million at December 31, 2018.

During the 3rd quarter, Seabridge closed a non-brokered private placement with a single purchaser consisting of 1.2 million shares at $17.02 per share for gross proceeds of $20.4 million. The proceeds from the financing will be used to fund general working capital requirements. In addition, to fund the $2.5 million KSM drill program, Seabridge completed a non-brokered flow through financing consisting of 100,000 shares at C$24.64 per share. No commissions were payable on either of these financings.

On Behalf of the Board of Directors,

“Rudi Fronk »

Rudi P. Fronk

Chairman and Chief Executive Officer

Toronto, Canada

November 13, 2019